Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated November 19, 2020

Registration Nos. 333-229103, 333-299103-01 and 333-299103-02

MPT Operating Partnership, L.P.

MPT Finance Corporation

3.500% Senior Notes due 2031

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. (the “Operating Partnership”) and MPT Finance Corporation (together with the Operating Partnership, the “Issuers”)

Guarantee:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc. (the “Guarantor”)

Aggregate Principal Amount:	$1,300,000,000

Title of Securities:	3.500% Senior Notes due 2031 (the “Notes”)

Final Maturity Date:	March 15, 2031

Public Offering Price:	100%

Coupon:	3.500%

Yield to Maturity:	3.500%

Spread to Benchmark:	+265 bps

Benchmark Treasury:	UST 0.875% due November 15, 2030

Gross Proceeds to Issuers:	$1,300,000,000

Net Proceeds to Issuers before Expenses:	$1,288,300,000

Interest Payment Dates:	March 15 and September 15

Record Dates:	March 1 and September 1

First Interest Payment Date:	March 15, 2021

Optional Redemption:

At any time prior to March 15, 2026, at a price equal to 100% of the principal amount, plus a make whole premium of T+50 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

From and after March 15, 2026, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to, but excluding, the redemption date, if redeemed during the 12-month period beginning on March 15, of each of the years indicated below:

	Year	Price
	2026	101.750%
	2027	100.875%
	2028 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to March 15, 2024, up to 40% of the aggregate principal amount of the Notes at a redemption price equal to 103.5% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but excluding the redemption date.

Change of Control:	Putable to the Issuers at 101% of principal, plus accrued and unpaid interest, if any, thereon to, but excluding, the change of control purchase date.

CUSIP/ISIN Numbers:	CUSIP: 55342U AM6 ISIN: US55342UAM62

Distribution:	SEC Registered (Registration Nos. 333-229103, 333-299103-01 and 333-299103-02)

Listing:	None

Trade Date:	November 19, 2020

Settlement:	T+10 on December 4, 2020

Use of Proceeds:	The Issuers intend to use (i) approximately $833.0 million of the net proceeds from the offering of Notes to finance the redemption of all of the 5.50% Notes and the 6.375% Notes, including accrued and unpaid interest thereon and the required make-whole premiums, and related fees and expenses, and (ii) the remainder of the net proceeds from the offering, if any, for general corporate purposes, which may include repaying amounts outstanding from time-to-time under the Revolving Credit Facility, working capital and capital expenditures, and potential future acquisitions.

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Credit Agricole Securities (USA) Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BBVA Securities Inc.

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Stifel, Nicolaus & Company, Incorporated

Truist Securities, Inc.

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof

It is expected that delivery of the Notes will be made against payment therefor on or about December 4, 2020, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Issuers have filed a registration statement (including the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents MPT Operating Partnership, L.P. and Medical Properties Trust, Inc. have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC at (866) 471-2526 or email: Prospectus-ny@ny.email.gs.com, Credit Agricole Securities (USA) Inc. at (866) 807-6030 or email: DCMNewYork@ca-cib.com, or Wells Fargo Securities, LLC at (704) 410-4885 or email: IBCMDCMLSHYLeveragedSyndicate@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.